UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 87162H103	PAGE 2 OF 4 PAGES

1	Names of Reporting Persons The DS Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,175,995
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 2,175,995
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,175,995
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Syntel, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

525 East Big Beaver Road, Suite 300

Troy, Michigan 48083

Item 2(a).	Name of Person Filing:

The DS Foundation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1001 Brickell Bay Dr., Suite 3102/8

Miami, FL 33131

Item 2(c).	Citizenship:

Not Applicable.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

87162H103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:
2,175,995

(b)	Percent of Class:
5.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
2,175,995

(ii)	Shared power to vote or to direct the vote:
-0-

(iii)	Sole power to dispose or to direct the disposition of:
2,175,995

(iv)	Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2014
Date

/s/ Bharat Desai
Signature

Bharat Desai, Director
Name and Title